Exhibit 99.1

ELBIT MEDICAL IMAGING ANNOUNCES - PLAZA CENTERS OPENS RYBNIK
PLAZA SHOPPING AND ENTERTAINMENT CENTRE IN POLAND

Tel Aviv, Israel, March 19, 2007, Elbit Medical Imagining Ltd. (NASDAQ: EMITF) (“EMI” or the “Company”) has announced today that its subsidiary, Plaza Centers N.V. (LSE : PLAZ) (“Plaza”), a leading CEE emerging markets property developer, today announces that it has completed and opened to the public the Rybnik Plaza Shopping and Entertainment centre in the city of Rybnik, Poland.

The Rybnik Plaza is located in Rybnik’s city centre and comprises 18,000 sqm of Gross Lettable Area with 470 parking spaces attached. The development is the first shopping and entertainment centre in Rybnik and was 100% let to local and international tenants on its opening.

As described in the Plaza’s Admission Document, the property was pre-sold to Klepierre, the French property group, and the formal handover and final completion of the transaction are expected to take place within the next few weeks.

Mr. Shimon Yizhaki, President, commented: "The delivery of the Rybnik Commercial and Entertainment Center is an additional step towards the completion of the Second Klepierre Transaction in which we sold five commercial and entertainment centers in the initial stage of development. We are in the second third, of our pilot construction program of dozens of centers in Central and Eastern Europe and the building of mega projects such as the “Obuda - Dream Island” in Budapest and the “Casa Radio (Dambovica) Mega Project” in Bucharest".

About Elbit Medical Imaging Ltd.
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com